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                             May 6, 2021

       Jay R. Bloom
       Chief Executive Officer
       GX Acquisition Corp.
       1325 Avenue of the Americas, 25th Floor
       New York, NY 10019

                                                        Re: GX Acquisition
Corp.
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form S-4
                                                            Filed April 23,
2021
                                                            File No. 333-252402

       Dear Mr. Bloom:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 13, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       The Business Combination
       TImeline of the Business Combination, page 110

   1.                                                   Refer to comment 1.
Revise the timeline of the business combination to provide
                                                        additional detail
regarding how the parties came to the initial valuation of Celularity of
                                                        $1.2 billion included
in the August 6, 2021 letter of intent. Revise the discussion of the
                                                        August 4, 2020
"extensive presentation by the Celularity management team and members of the Celularity
Board" to disclose what that presentation addressed. As you disclose changes to the
valuation over the course of negotiations, revise to clarify at whose prompting it changed
and why.
 Jay R. Bloom
GX Acquisition Corp.
May 6, 2021
Page 2
GX's Board of Directors' Reasons for the Approval of the Business Combination, page 117

2. We reissue comment 1. Quantify the enterprise valuations for all eight comparable companies and disclose the value determined for Celularity. Disclose what the board considered about analysts' expectations and potential for these companies in the future and how Celularity's strengths and weaknesses compared. Disclose what plans Celularity shared with the board for its use of capital to be provided in the offering, and what consideration the board gave to those plans. Currently, the disclosure does not make clear how the board determined that the amount of consideration was fair. If the board conducted no further analysis than the enterprise valuations, so state. If the board did not ask for projections from Celularity, please disclose that fact and what consideration the board gave to failing to see the company's internal projections. Celularity's Team and Corporate History
Product Candidate Pipeline and Development Strategy, page 173

3. You previously disclosed that Celularity was enrolling a follow-up Phase 1 study for
         CYNK-001 in newly-diagnosed AML patients achieving CR immediately following their induction therapy regimen, that you intended to complete enrollment in the first quarter of
         2021 and hold a Phase 1 meeting with the FDA in the first quarter of 2021. Tell us whether those events occurred and why the disclosure of that study was deleted and replaced with a different follow up Phase 1 study. Also clarify why plans changed for the
         Phase 2b trial.
4. Restore the deleted disclosure of the primary and secondary endpoints of hte APPL-001
         Phase 2a study on page 189.
Celularity's Executive Compensation
Equity-Based Incentive Awards, page 209

5. Revise to clarify when the Celularity Board received the June 30, 2020 409A valuation that valued its stock at $2.94 as of that date. Clarify why the Celularity Board did not act on that information until March 2021. Disclose whether that valuation was disclosed to the GX Board or its advisors, and if so, revise to clarify what consideration the GX Board gave to that information in reaching its fairness determination. Financial
FirstNameStatements,
           LastNameJaypageR.F-1
                             Bloom
Comapany
6.         NameGX
       Please         Acquisition
              ensure that          Corp.and consents of both Marcum and
Deloitte are included in
                          the opinions
May 6,your
       2021next
             Pageamendment
                  2           in order for the Staff to timely process it.
FirstName LastName
 Jay R. Bloom
FirstName  LastNameJay
GX Acquisition  Corp. R. Bloom
Comapany
May  6, 2021NameGX Acquisition Corp.
May 6,
Page 3 2021 Page 3
FirstName LastName
       You may contact Jenn Do at (202) 551-3743 or Kate Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact
Abby Adams at (202) 551-6902 or Christopher Edwards at (202) 551-6761 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      C. Michael Chitwood, Esq.